SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                             (AMENDMENT NO. 2)

                      IMPAC COMMERCIAL HOLDINGS, INC.
                              (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                44968J 10 6
                               (CUSIP NUMBER)

                             Randal A. Nardone
                   Chief Operating Officer and Secretary
                          Fortress Partners, L.P.
                         Fortress Investment Corp.
                        1301 Avenue of the Americas
                          New York, New York 10019
                               (212) 798-6100

               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:

                             J. Gregory Milmoe
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                    November 18 through December 1, 1999
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box | |.



CUSIP NO. 193559 10 1                    13D               PAGE 2 OF 8 PAGES

------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       FORTRESS PARTNERS, L.P.
       (I.R.S. EMPLOYER IDENTIFICATION NUMBER 33-0745075)
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |_|
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       WC
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)   |_|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
------------------------------------------------------------------------------
   NUMBER OF       7     SOLE VOTING POWER            - 0 -
     SHARES        -----------------------------------------------------------
  BENEFICIALLY     8     SHARED VOTING POWER          -2,386,035-
    OWNED BY       -----------------------------------------------------------
      EACH         9     SOLE DISPOSITIVE POWER       - 0 -
   REPORTING       -----------------------------------------------------------
  PERSON WITH     10     SHARED DISPOSITIVE POWER     -2,386,035-
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -2,386,035-
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
       NOT APPLICABLE
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       23.6% (BASED ON 8,418,200 SHARES OF COMMON STOCK OUTSTANDING AS OF DECEMBER 1, 1999 AND ASSUMING CONVERSION OF THE PREFERRED STOCK BENEFICIALLY OWNED BY THE REPORTING PERSON)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN
------------------------------------------------------------------------------



CUSIP NO. 193559 10 1                   13D               PAGE 3 OF 8 PAGES

------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       FORTRESS INVESTMENT CORP.
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                  (b) |_|
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       NOT APPLICABLE
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)              |_|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
------------------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER            - 0 -
     SHARES         ---------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER          -2,386,035-
    OWNED BY        ---------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER       - 0 -
   REPORTING        ---------------------------------------------------------
  PERSON WITH       10    SHARED DISPOSITIVE POWER     -2,386,035-
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -2,386,035-
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                |_|
       NOT APPLICABLE
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       23.6% (BASED ON 8,418,200 SHARES OF COMMON STOCK OUTSTANDING AS OF DECEMBER 1, 1999 AND ASSUMING CONVERSION OF THE PREFERRED STOCK BENEFICIALLY OWNED BY THE REPORTING PERSON)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
------------------------------------------------------------------------------





        This Amendment No. 2 (this "Amendment") to the Statement on
Schedule 13D dated May 14, 1999 (the "Schedule 13D") filed by Fortress Partners, L.P., a Delaware limited partnership ("Fortress"), relates to the common stock, par value $.01 per share (the "Common Stock"), of Impac Commercial Holdings, Inc. (the "Issuer"). This Amendment is filed jointly by Fortress and Fortress Investment Corp., a Delaware corporation and the sole general partner of Fortress ("FIC"). All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is hereby amended by adding the following:

               Since November 17, 1999, the date of Amendment No. 1 to the
        Schedule 13D, Fortress has purchased an aggregate of 702,400 shares of the Issuer's Common Stock. All such shares were acquired in open market purchases pursuant to transactions executed by Merrill, Lynch, Pierce, Fenner & Smith, Inc., a registered broker dealer. The table below sets forth (i) the date of each such acquisition,
        (ii) the number of shares acquired, (iii) the price per share paid in connection with each such acquisition and (iv) the aggregate purchase price paid by Fortress in connection with each such acquisition.


                                    NUMBER OF              PER SHARE          AGGREGATE
     DATE OF ACQUISITION         SHARES PURCHASED        PURCHASE PRICE     PURCHASE PRICE
     -------------------         ----------------        --------------     --------------

November 18, 1999............          5,400              $  5.3125          $ 28,687.50
                                       1,000                 5.2500             5,250.00
                                         500                 5.1875             2,593.75
November 19, 1999............          9,800                 5.3750            52,675.00
                                       4,500                 5.3125            23,906.25
                                       1,300                 5.2500             6,825.00
November 22, 1999............         35,400                 5.6250           199,125.00
                                       3,300                 5.5625            18,356.25
                                      25,900                 5.5000           142,450.00
                                      12,300                 5.4375            66,881.25
                                       1,000                 5.3750             5,375.00
                                         500                 5.3125             2,656.25
November 23, 1999............         11,000                 5.6250            61,875.00
                                       1,600                 5.5625             8,900.00
                                       9,800                 5.5000            53,900.00
                                       2,300                 5.4375            12,506.25
                                         400                 5.2500             2,100.00
                                         300                 5.1875             1,556.25
November 24, 1999............          8,400                 5.3750            45,150.00
                                       2,800                 5.2500            14,700.00
                                       2,500                 5.1875            12,968.75
November 26, 1999............            900                 5.2500             4,725.00
                                       8,600                 5.1875            44,612.50
                                      15,000                 5.6250            84,375.00
                                      20,400                 5.5000           112,200.00
                                      11,000                 5.3750            59,125.00
                                      10,000                 5.3125            53,125.00
                                       2,200                 5.2500            11,550.00
                                       3,300                 5.1875            17,118.75
November 30, 1999............        158,700                 5.8750           932,362.50
                                       2,500                 5.8125            14,531.25
                                      30,000                 5.7500           172,500.00
                                      17,400                 5.5000            95,700.00
December 1, 1999.............        260,000                 6.0000         1,560,000.00
                                       3,000                 5.9375            17,812.50
                                       8,600                 5.8750            50,525.00
                                      10,300                 5.8125            59,868.75
                                         500                 5.7500       $     2,875.00
                                    --------                              --------------
                                     702,400                              $ 4,061,443.75
                                     =======                              ==============



               FIC does not directly own any securities of the Issuer. However, as the sole general partner of Fortress, FIC has the ability to direct the management of Fortress' business and affairs. Accordingly, FIC may be deemed to be the beneficial owner of the Preferred Shares and shares of the Issuer's Common Stock from time to time owned directly or beneficially by Fortress.

               None of the Covered Persons directly owns any securities of the Issuer. However, by reason of their status as directors and/or directors of FIC, the Covered Persons may be deemed to be the beneficial owners of the Preferred Shares and shares of the Common Stock owned directly or beneficially by Fortress and FIC. Fortress and FIC have been advised that each of the Covered Persons disclaims beneficial ownership of the Preferred Shares and any shares of the Common Stock from time to time owned directly or beneficially by Fortress and FIC.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 8, 1999

                             FORTRESS PARTNERS, L.P.


                             By: /s/ Randal A. Nardone
                                 -----------------------------
                                  Randal A. Nardone
                                  as Secretary and Chief Operating Officer
                                    of Fortress Investment Corp.,
                                    general partner of Fortress Partners, L.P.


                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 8, 1999

                                FORTRESS INVESTMENT CORP.


                                By:  /s/ Randal A. Nardone
                                     ------------------------------
                                     Randal A. Nardone
                                     as Secretary and Chief Operating Officer